January 12, 2015

CONFIDENTIAL SUBMISSION

U.S. Securities and Exchange Commission

Draft Registration Statement

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                                    Confidential Submission of Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of Zynerba Pharmaceuticals, Inc., a Delaware corporation (the “Company”), and in connection with the confidential submission of its draft registration statement on Form S-l (the “Registration Statement”) on the date hereof, we hereby confidentially submit the draft Registration Statement pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”) and Section 24(b)(2) of the Securities Exchange Act of 1934, as amended, for non-public review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) prior to the public filing of the Registration Statement.

Pursuant to Title I, Section 101 of the JOBS Act, the Company is an “emerging growth company” that had total annual gross revenues of less than $1.0 billion during its most recently completed fiscal year ended December 31, 2014. Therefore, the Company is permitted to make this confidential submission of the Registration Statement for review by the Staff, provided that the Registration Statement and all amendments thereto shall be publicly filed with the Commission not later than 21 days before the date on which the Company commences a “road show,” as such term is defined in Title 17, Section 230.433(h)(4) of the Code of Federal Regulations.

Please direct all notices, comments and communications with respect to this confidential submission to each of the following:

Armando Anido
Chairman and Chief Executive Officer
Zynerba Pharmaceuticals, Inc.
170 North Radnor Chester Road, Suite 350
Radnor, PA 19087
Telephone: (610) 263-0163

with a copy to:	Pepper Hamilton LLP
Attention: Jeffrey P. Libson, Steven J. Abrams and Rachael Bushey
3000 Two Logan Square
18th and Arch Streets
Philadelphia, PA 19103
Telephone: (215) 981-4241
Facsimile: (215) 981-4750
Email: libsonj@pepperlaw.com; abramss@pepperlaw.com;
busheyr@pepperlaw.com

Please contact the undersigned at (610) 640-7825 or any Pepper Hamilton attorney at the email addresses above if you have any questions regarding the foregoing.

Very truly yours,

/s/ Jeffrey P. Libson

Jeffrey P. Libson
of PEPPER HAMILTON LLP

cc:                                Zynerba Pharmaceuticals, Inc.

KPMG LLP